Exhibit 99.13

CONSENT OF EXPERT

The undersigned hereby consents to the use of their report, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Osisko Development Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto. The undersigned also consents to the incorporation by reference of such report and information in the Registration Statement Nos. 333-292328 on Form F-10 and 333-290216 on Form F-3 of the Registrant.

By:	/s/ Sebastien Guido

Name:	Sebastien Guido, P. Eng.
March 27, 2026